02037196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
MAY 23 2002
1086

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001014956
Registrant CIK Number

8-K FOR 5-23-02 2002-E
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74544
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: Judy V. Ford
Name: Judy V. Ford
Title: Vice President

*Filings Made by Person Other Than the Registrant:*

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2002, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____________________
(Title)

# BOAMS02E - Price/Yield - A1

| | | | |
|---|---|---|---|
| Balance | $985,450,000.00 | Delay | 19 |
| Coupon | 7.02226 | Dated | 5/1/02 |
| Settle | 5/30/02 | First Payment | 6/20/02 |

| Price | 25 CPR To Roll | 30 CPR To Roll | 35 CPR To Roll | 40 CPR To Roll | 45 CPR To Roll | 50 CPR To Roll | 55 CPR To Roll | 60 CPR To Roll | 65 CPR To Roll | 70 CPR To Roll | 75 CPR To Roll |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 101-23.75 | 5.721 | 5.627 | 5.522 | 5.403 | 5.269 | 5.116 | 4.939 | 4.733 | 4.495 | 4.208 | 3.858 |
| 101-25.75 | 5.682 | 5.585 | 5.477 | 5.355 | 5.217 | 5.059 | 4.877 | 4.665 | 4.420 | 4.124 | 3.765 |
| 101-27.75 | 5.643 | 5.544 | 5.432 | 5.306 | 5.164 | 5.002 | 4.815 | 4.597 | 4.345 | 4.041 | 3.671 |
| 101-29.75 | 5.605 | 5.502 | 5.387 | 5.258 | 5.112 | 4.946 | 4.753 | 4.529 | 4.270 | 3.957 | 3.578 |
| 101-31.75 | 5.566 | 5.461 | 5.343 | 5.210 | 5.060 | 4.889 | 4.691 | 4.461 | 4.195 | 3.874 | 3.485 |
| 102-01.75 | 5.527 | 5.419 | 5.298 | 5.162 | 5.008 | 4.832 | 4.629 | 4.393 | 4.120 | 3.791 | 3.392 |
| 102-03.75 | 5.489 | 5.378 | 5.253 | 5.113 | 4.956 | 4.776 | 4.567 | 4.325 | 4.045 | 3.708 | 3.299 |
| 102-05.75 | 5.450 | 5.336 | 5.209 | 5.065 | 4.904 | 4.719 | 4.505 | 4.257 | 3.971 | 3.626 | 3.206 |
| 102-07.75 | 5.412 | 5.295 | 5.164 | 5.017 | 4.852 | 4.663 | 4.444 | 4.190 | 3.896 | 3.543 | 3.113 |
| 102-09.75 | 5.373 | 5.254 | 5.120 | 4.969 | 4.800 | 4.606 | 4.382 | 4.122 | 3.822 | 3.460 | 3.021 |
| **102-11.75** | **5.335** | **5.212** | **5.075** | **4.921** | **4.748** | **4.550** | **4.321** | **4.055** | **3.748** | **3.378** | **2.929** |
| 102-13.75 | 5.297 | 5.171 | 5.031 | 4.874 | 4.696 | 4.494 | 4.259 | 3.988 | 3.674 | 3.296 | 2.837 |
| 102-15.75 | 5.258 | 5.130 | 4.987 | 4.826 | 4.644 | 4.437 | 4.198 | 3.920 | 3.600 | 3.214 | 2.745 |
| 102-17.75 | 5.220 | 5.089 | 4.942 | 4.778 | 4.593 | 4.381 | 4.137 | 3.853 | 3.526 | 3.131 | 2.653 |
| 102-19.75 | 5.182 | 5.048 | 4.898 | 4.730 | 4.541 | 4.325 | 4.076 | 3.786 | 3.452 | 3.050 | 2.561 |
| 102-21.75 | 5.143 | 5.007 | 4.854 | 4.683 | 4.490 | 4.269 | 4.015 | 3.719 | 3.378 | 2.968 | 2.469 |
| 102-23.75 | 5.105 | 4.966 | 4.810 | 4.635 | 4.438 | 4.213 | 3.954 | 3.652 | 3.305 | 2.886 | 2.378 |
| 102-25.75 | 5.067 | 4.925 | 4.766 | 4.587 | 4.387 | 4.158 | 3.893 | 3.586 | 3.231 | 2.804 | 2.287 |
| 102-27.75 | 5.029 | 4.884 | 4.722 | 4.540 | 4.335 | 4.102 | 3.832 | 3.519 | 3.158 | 2.723 | 2.195 |
| 102-29.75 | 4.991 | 4.843 | 4.678 | 4.493 | 4.284 | 4.046 | 3.771 | 3.452 | 3.084 | 2.642 | 2.104 |
| 102-31.75 | 4.953 | 4.802 | 4.634 | 4.445 | 4.233 | 3.990 | 3.710 | 3.386 | 3.011 | 2.560 | 2.013 |
| | | | | | | | | | | | |
| WAL | 1.733 | 1.607 | 1.486 | 1.371 | 1.260 | 1.154 | 1.051 | 0.952 | 0.859 | 0.769 | 0.681 |
| Mod Durn | 1.581 | 1.472 | 1.368 | 1.268 | 1.172 | 1.079 | 0.988 | 0.901 | 0.819 | 0.737 | 0.658 |
| Principal Window | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 | Jun02 - Nov04 |
| | | | | | | | | | | | |
| CMT_1YR | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 | 2.33 |